Don Szkubiel

Chief Quality Officer at United States Department of Defense
Utica, Michigan, United States

Contact

www.linkedin.com/in/don-szkubiel-b585b6bb (LinkedIn)

Top Skills

Defense
Military Operations
Defense Contract Writing and Proposal Evaluations

Experience

United States Department of Defense

Chief Quality Officer
November 1981 - Present (40 years 10 months)

Education

Cleary University

Bachelor of Business Administration - BBA, Quality Management · (1995 - 1996)